Exhibit 99.2

CollPlant Biotechnologies Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2019

CollPlant Biotechnologies Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2019

___________________

___________________________

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COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30,	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	1,740	5,354
Accounts receivables:
Trade receivables	611	516
Other	294	334
Restricted deposit	11	154
Inventory	958	814
	3,614	7,172
Non-current assets:
Restricted deposit	163	155
Long term-receivables	-	18
Right-of-use assets	3,215	-
Property and equipment, net	2,239	1,407
Intangible assets, net	316	340
	5,933	1,920
TOTAL ASSETS	9,547	9,092

Liabilities and equity
Current liabilities
Loan	18	22
Accounts payable:
Trade payables	761	622
Accrued liabilities and other	679	631
Lease liabilities	604	-
Contract liabilities	1,235	970
	3,297	2,245
Non-current liabilities
Warrants at fair value	573	649
Derivatives	327	97
Royalties to the Israel Innovation Authority	196	316
Loan	18	22
Lease liabilities	3,004	-
Contract liabilities	304	980
	4,422	2,064
Total liabilities	7,719	4,309

Commitments and contingent liabilities	-	-

Equity:
Ordinary shares	1,583	1,580
Additional paid in capital and warrants	54,762	54,758
Currency translation differences	(1,008)	(1,008)
Accumulated deficit	(53,509)	(50,547)
TOTAL EQUITY	1,828	4,783
TOTAL LIABILITIES AND EQUITY	9,547	9,092

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands, except per share data
Revenue	1,200	407	606	182
Cost of Revenue	858	92	453	67
Gross Profit	342	315	153	115

Operating costs and expenses:
Research and development expenses, net:	1,672	1,932	797	641
General, administrative and marketing expenses	1,814	1,859	944	863
Total operating costs and expenses:	3,486	3,791	1,741	1,504
Operating loss	3,144	3,476	1,588	1,389
Financial income	-	(25)	(325)	(47)
Financial expenses	237	180	64	247
Exchange differences	177	11	193	(40)
Financial expenses (income), net	414	166	(68)	160
Loss for the period	3,558	3,642	1,520	1,549
Other comprehensive loss:
Currency translation differences	-	313	-	170
Total comprehensive loss for the period	3,558	3,955	1,520	1,719
Basic and diluted loss per ordinary share	0.76	*0.88	0.33	*0.36
Weighted average ordinary shares outstanding	4,660,862	*4,137,683	4,661,506	*4,348,579

*After reverse split, see note 5B.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares	Additional paid-in capital and warrants	Currency translation differences	Accumulated deficit	Total equity
	U.S. dollars in thousands

BALANCE AS AT JANUARY 1, 2019	1,580	54,758	(1,008)	(50,547)	4,783
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2019:
Comprehensive loss	-	-	-	(3,558)	(3,558)
Share-based compensation	-	-	-	596	596
Exercise of option into shares	3	4	-	-	7
BALANCE AT JUNE 30, 2019	1,583	54,762	(1,008)	(53,509)	1,828

BALANCE AS AT JANUARY 1, 2018	1,382	49,433	(506)	(47,689)	2,620
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2018:
Comprehensive loss	-	-	(313)	(3,642)	(3,955)
Share-based compensation				607	607
Conversion of debentures to prepaid warrants	-	3,739	-	-	3,739
Issue of shares, net of issuance expenses of $96 thousand	38	494	-	-	532
BALANCE AT JUNE 30, 2018	1,420	53,666	(819)	(50,724)	3,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2019	2018
	U.S. dollars in thousands
Cash flows used in operating activities:
Loss for the period	(3,558)	(3,642)
Adjustments for:
Depreciation and amortization	541	155
Share-based compensation to employees, directors and consultants	596	607
Exchange differences on cash and cash equivalents	(44)	(17)
Change in fair value of financial instruments	154	725
Exchange differences on lease liabilities	298	-
Exchange differences on restricted cash	(10)	-
	(2,023)	(2,172)
Changes in operating asset and liability items:
Increase in trade receivables	(95)	(338)
Increase in inventory	(144)	(467)
Decrease (increase) in other receivables (including long-term receivables)	36	(55)
Increase (decrease) in trade payables (including long-term payables)	122	(144)
Increase (decrease) in accrued liabilities and other payables	91	(127)
Decrease in contract liabilities (including long-term contract liabilities)	(411)	-
Decrease in royalties to the IIA, including short term royalties	(118)	(32)
	(519)	(1,163)
Net cash used in operating activities	(2,542)	(3,335)

Cash flows from investing activities:
Restricted deposits	145	-
Purchase of property and equipment	(1,090)	(646)
Proceeds from sale of property and equipment	30	-
Net cash used in investing activities	(915)	(646)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	-	1,509
Loan received	-	60
Loan paid	(8)	-
Principal elements of lease payments	(200)	(36)
Exercise of options into shares	7	-
Net cash provided by (used in) financing activities	(201)	1,533
Decrease in cash and cash equivalents	(3,658)	(2,448)
Cash and cash equivalents at the beginning of the period	5,354	5,139
Impact of exchange rate changes on cash and cash equivalents	44	(126)
Cash and cash equivalents at the end of the period	1,740	2,565
Appendix to the statement of cash flows
Non-cash investing activities:
Conversion of debentures and pre-paid warrants	-	3,739

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - General:

A.	CollPlant Biotechnologies Ltd. (formerly known as CollPlant Holdings Ltd.) (the “Company”) is a regenerative medicine company focused on developing and commercializing tissue repair products, for three-dimensional (“3D”) bio-printing of tissues and organs, and dermal fillers and breast implants for medical aesthetics markets. The Company’s products are based on its rhCollagen, a form of human collagen produced with the Company’s proprietary plant-based genetic engineering technology. The Company sales include (i) sales of the BioInk product for the development of 3D bioprinting of organs and tissues, (ii) sales of rhCollagen for the development of medical aesthetics product, and (iii) sales in Europe of the Company’s products for tendinopathy and wound healing, that received during 2016 a CE approval that enables their marketing in Europe.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. is referred to hereinafter as “the Company” and “CollPlant”, respectively).

The address of the Company’s registered office is 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel. On January 31, 2018, the Company’s American Depositary Shares (“ADSs”) commenced trading on the Nasdaq Capital Market under the symbol “CLGN”. Each ADS represents one ordinary share. (see also note 5B).

The Company has an accumulated deficit as of June 30, 2019, as well as a history of net losses and negative operating cash flows in recent years. The Company has an accumulated deficit of approximately $53.5 million as of June 30, 2019. The Company expects to continue incurring losses and negative cash flows from operations until its products (primarily BioInk) reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company does not have sufficient cash to meet its liquidity requirements for the following twelve months. Consequently, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

B.	Approval of financial statements

These condensed financial statements were approved by the board of directors on September 25, 2019.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Basis of presentation:

A.	General

The Company’s condensed consolidated interim financial statements as of June 30, 2019 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2018 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

B.	Functional and reporting currency

From the Company’s inception through December 31, 2018, the Company and its subsidiary’s functional and presentation currency was the New Israeli Shekel (NIS). Management conducted a review of the functional currency of the Company and its subsidiary and concluded that the functional and presentation currency changed from the NIS to the U.S. dollar, effective January 1, 2019. This change was based on an assessment by Company management that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiary operates. Accordingly, the functional and presentation currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company recently incurred a significant increase in revenues denominated in U.S. dollars relating to collaboration with its customers in the U.S., which is reflected primarily in the agreement the Company signed in October 2018, with Lung Biotechnology PBC, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporations. The Company expects additional increase in revenues denominated in U.S. dollars related to its activities. The Company incurred an increase and expects to continue to incur a significant part of its expenses in U.S. dollars. These changes, as well as the fact that the majority of the Company’s available funds are in U.S. dollars, the Company’s principal source of financing is the U.S. capital markets, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision that a change occurred in the functional currency as of January 1, 2019, as indicated above.

The effect of the change in the functional currency is accounted for prospectively. Assets and liabilities were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to the U.S. dollar.

The change in presentation currency was applied retrospectively to all comparative figures presented.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

In effecting the change in presentation currency to U.S. dollars, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

C.	Estimates

Preparation of interim financial statements requires the Company’s management to exercise judgment and requires the use of accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of the reported assets, liabilities, income and expenses. Actual results may differ from these estimates.

When preparing these interim financial statements, significant judgments used by the management when applying the Company’s accounting policies and the uncertainty in the principal assumptions underlying the estimates were similar to those in the Company’s annual financial statements for the year ended December 31, 2018.

Note 3 - Significant Accounting Policies

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2018 and for the year then ended, except for the adoption of IFRS No. 16, “Leases” (IFRS 16).

A.	Adjustments recognized on adoption of IFRS 16

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17, “Leases.” These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application. The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

The lessee’s weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.5%.

	January 1,	June 30,
	2019	2019
	U.S. dollars in thousands
Composition of right-of-use assets by type:
Property	3,310	3,059
Vehicles	156	156
Total right-of-use asset	3,466	3,215

Composition of lease liabilities recognized as of January 1, 2019:
Current lease liabilities	484	604
Non-current lease liabilities	3,008	3,004
	3,492	3,608

The following table sets forth a maturity analysis of the Company’s lease liabilities as of June 30, 2019:

(U.S. dollars in thousands)	June 30, 2019
2019 (excluding the six months ended June 30, 2019)	309
2020	629
2021	563
After 2022	3,319
Total undiscounted cash flows	4,820

The lease liabilities as of January 1, 2019 reconciliation to the operating lease commitments as of December 31, 2018 are as follows:

U.S. dollars in thousands
Operating lease commitments as of December 31, 2018 discounted by the incremental borrowing rate as of January 1, 2019	1,659

Addition - Adjustments due to different treatment of extension options	1,833

Lease liabilities as of January 1, 2019	3,492

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

B.	Practical expedients applied on adoption of IFRS 16

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

●	Reliance on previous assessments on whether leases are onerous;

●	Accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases; in such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term.

●	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;

●	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

C.	Other information relating to IFRS 16

As of June 30, 2019, the weighted average remaining lease term on the Company’s existing leases was 8.7 years for its property lease and 1.9 years for motor vehicle leases. Lease expense (substantially all of which is non-cash) for the six months ended June 30, 2019 amounted to $0.1 million. Cash paid for amounts included in the measurement of the operating lease liabilities for the six months ended June 30, 2019 was $0.2 million.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Note 4 - FINANCIAL INSTRUMENTS

The Company’s financial liabilities are measured at fair value with corresponding changes in fair value recognized in the consolidated statements of comprehensive loss as the obligation for warrants and anti-dilution provisions therein are considered to be financial derivatives.

The following table presents the Company’s financial liabilities measured at fair value, net of unrecognized day-one losses:

	June 30,	December 31,
	2019	2018
	U.S. dollars in thousands
Fair value of warrants	1,145	1,263
Unrecognized day one loss	(572)	(614)
Warrants, net	573	649

Anti-dilution derivatives	327	97

NOTE 5 - Equity:

A.	In January and May 2019, Series I and K warrants both expired without being exercised.

B.	On June 6, 2019, at a general meeting of shareholders, the Company’s shareholders approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-50, such that each fifty (50) ordinary shares, par value NIS 0.03 per share, will be consolidated into one (1) ordinary share, par value NIS 1.50. Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to ordinary shares changed from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The first date when the Company’s ADSs began trading on the Nasdaq Capital Market after implementation of the reverse split and concurrent ratio change was July 15, 2019.

Additionally, according to the share option plan of the Company, every 50 options, or 150 options if granted before the November 2016 reverse split, that were allocated to directors, employees, consultants and officers under the option plan are exercisable into one ordinary share of the Company of NIS 1.50 par value. No change took place in the exercise price of the options; however, for options that were granted between November 2016 to date, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.03 par value multiplied by 50 and, for options that were granted before the November 2016 reverse split, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.01 par value multiplied by 150.

Further, according to the terms and conditions of the warrants of the Company, each 50 warrants that the Company issued are exercisable into one ordinary share of the Company of NIS 0.03 par value. There will be no change in the exercise price of those warrants; however, the total exercise price for one share of NIS 1.50 par value will be the former exercise price for one share of NIS 0.03 par value multiplied by 50.

Following the reverse split, the Company retrospectively reflected the change in the share capital of the Company for all periods presented. Unless otherwise indicated, all of the share numbers, losses per share, share prices, options and warrants in these financial statements have been adjusted, on a retroactive basis, to reflect this 1-for-50 reverse share split.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

C.

On January 30, 2019, the Company’s board of directors approved the grant of 9,050,000 options exercisable into a total of 181,000 ordinary shares to the Company’s officers, employees and consultants.

The options may be exercised at a price of $5.07 per ordinary share. The options shall vest over a period of four years from their date of grant, with 25% of the options vesting on the first anniversary of the date of grant and the remaining options vesting equally on a quarterly basis during the three years thereafter.

The fair value of each option, at the grant date, calculated according to the Black and Scholes formula, amounted to $0.06. This value is based on the following assumptions: expected dividend at a rate of 0%, expected volatility at a rate of 61.7%, risk-free interest rate of 2%, and 4 years expected term. The fair value of the grant as calculated at the grant date was $570 thousand.

D.

On June 6, 2019, the Company’s shareholders approved the grant of (i) 12,319,500 options to purchase 246,390 ordinary shares to Jonathan Rigby as the then chairman of the Board. The options may be exercised at a price of $5.07 per ordinary share. The options have a term of seven years and vest upon the earlier of (1) an equity raise of at least $10 million, in one or more financings, or (2) will vest over a period of four years, with a quarter of the options vesting on January 31, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter (ii) 2,700,000 options exercisable into a total of 54,000 ordinary shares to Yehiel Tal, the chief executive officer, and (iii) 2,000,000 options exercisable into a total of 40,000 ordinary shares to members of the board of directors, in the following manner: (a) 250,000 options exercisable into 5,000 ordinary shares, to each of Dr. Abraham Havron, Dr. Gili Hart, Dr. Elan Penn, Scott R. Burell and Adi Goldin; and (b) 750,000 options exercisable into 15,000 ordinary shares to Dr. Wolfgang Ruttenstorfer.

Apart from the grant of options to Mr. Rigby, as discussed, above, each of the options may be exercised at $5.07 per ordinary share. The options shall vest over a period of four years from their date of grant, with 25% of the options vesting on the first anniversary of the date of grant and the remaining options vesting equally on a quarterly basis during the three years thereafter.

On August 6, 2019, the Company notified Jonathan Rigby of the termination of the Chairman Services Agreement between the Company and Mr. Rigby, effective immediately. As a result, Mr. Rigby has ceased to serve as Chairman of the Board and on August 23, 2019, Mr. Rigby notified the Company of his resignation as a member of the board of directors.

The fair value of each option, at the grant date, calculated according to the Black and Scholes formula, amounted to $0.06. This value is based on the following assumptions: expected dividend at a rate of 0%, expected volatility at a rate of 61.3%, risk-free interest rate of 2%, and 4 years expected term. The fair value of the grant as calculated at the grant date was $993 thousand.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6 - REVENUES

Revenues by geographical area (based on the location of customers):

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands
United states and Canada	1,080	321	553	131

Europe	120	86	53	51

Total	1,200	407	606	182

NOTE 7 - SUBSEQUENT EVENT:

On August 30, 2019, the Company entered into (i) a Convertible Loan Agreement with Ami Sagi, a major shareholder of the Company (the “Sagi Loan Agreement”), pursuant to which Ami Sagi agreed, upon the terms and subject to the conditions of the Sagi Loan Agreement, to provide a loan to the Company in an amount of $3,000,000 in two tranches, and (ii) a Convertible Loan Agreement with certain U.S. investors (the “U.S. Loan Agreement”, and, together with the Sagi Loan Agreement, the “Convertible Loan Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) agreed, upon the terms and subject to the conditions of the U.S. Loan Agreement, to provide a loan to the Company in an amount of $3,500,000 in one tranche.

The Sagi Loan Agreement provides that the transactions contemplated by the Sagi Loan Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagi transferred to the Company the principal amount of $2,000,000 (the “First Principal Amount”). On the second closing date, which will occur three business days after the Company shall have executed a license and/or a co-development agreement with a certain strategic business partner of the Company with respect to the Company’s intellectual property (if such were to occur) (the “Second Closing Date”), the following shall occur: (i) Ami Sagi will transfer to the Company the principal amount of $1,000,000 (the “Second Principal Amount”), and (ii) if the Second Closing Date shall occur after the Third Closing Date (as defined below), the Company will issue to Ami Sagi a warrant to purchase up to 250,000 American Depositary Shares (“ADSs”) representing 250,000 ordinary shares (the “Second Closing Warrant”). On the third closing date, which will occur three business days after the Company shall have received shareholder approval (the “Shareholder Approval”) approving the holding by Ami Sagi of voting rights in the Company exceeding 25% of the voting rights in the Company as well as the implementation of existing anti-dilution undertakings of the Company (the “Third Closing Date”), the following shall occur (i) the First Principal Amount and the Second Principal Amount (to the extent applicable) will automatically be converted into ADSs at a conversion price equal to $4.00 per ADS, and the Company shall pay to Ami Sagi the interest accrued on the converted principal in cash, (ii) the Company will issue to Ami Sagi a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares, and, (iii) if the Second Closing Date shall have occurred prior to the Third Closing Date, the Company will issue to Ami Sagi the Second Closing Warrant. In addition, if the Third Closing Date occurs before the Second Closing Date, the payment of $1,000,000 (to the extent the Second Closing is completed) shall be made by way of an equity investment in the Company, and not by way of a convertible loan, at a price equal to $4.00 per ADS.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

The U.S. Loan Agreement provides that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 6, 2019 subject to the satisfaction of customary closing conditions, the U.S. Investors shall transfer to the Company the principal amount of $3,500,000 (“Principal Amount”). On the second closing date, which will occur three business days after the Company shall have received Shareholder Approval, the following shall occur: (i) the Principal Amount will automatically be converted into ADSs at a conversion price equal to $4.00 per ADS, and the Company shall pay the U.S. Investors the interest accrued on the converted principal in cash, and (ii) the Company will issue the U.S. Investors warrants to purchase up to an aggregate amount of 875,000 ADSs representing 875,000 ordinary shares, at an exercise price of $4.00 per ADS.

The loans issuable under the Convertible Loan Agreements have a maturity date of three years from the issuance of the loan and bear interest at the rate of 6% per annum, payable in arrears on a quarterly basis. The principal amount of the loans will automatically convert into ADSs at a conversion $4.00 per ADS on the occurrence of the conditions described above. The loans may be prepaid early without any penalty and upon the occurrence of certain events of default, the outstanding loan amount, will become, at the election of each lender, immediately due and payable. The loans are subject to certain adjustments upon certain events, including share splits and share dividends. In addition, until the three-year anniversary of the first closing date and so long as the principal amount under the loans has not converted into ADSs, in the event of certain subsequent equity issuances at a price that is lower than the then applicable conversion price, the conversion price shall adjust to such lower price.

In addition, on the third closing date (in the case of Ami Sagi) and the second closing date (in the case of the U.S. Investors), the Company agreed to enter into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, the Company shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company.

The warrants issuable under the Convertible Loan Agreements are exercisable at $4.00 per ADS and have a term of three years from the issuance date. The warrants are subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price.

Concurrently with the execution of the Convertible Loan Agreements, the Company entered into Registration Rights Agreements with each of Ami Sagi and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.